	Skadden, Arps, Slate, Meagher & Flom llp 300 South Grand Avenue Los Angeles, California 90071-3144 ________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON -----------
DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS Michelle.Gasaway@skadden.com		BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rosecliff Acquisition Corp I

Draft Registration Statement on Form S-1

Filed January 27, 2021

Ladies and Gentlemen:

This letter sets forth responses of Rosecliff Acquisition Corp I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 5, 2021 and the Staff’s verbal comments received telephonically on February 5, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

January 25, 2021

Registration Statement on Form S-1 filed January 27, 2021

Report of Independent Registered Accounting Firm, page F-2

1.	Staff’s Comment: Please amend your registration statement to have your auditor remove the language in the third paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page F-2.

Verbal Comments

1.	Staff’s Comment: Page 24 of the registration statement includes language which states “If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our common stock voted are voted in favor of the business combination.” This language is consistent with the voting standard provided in the Form of Amendment and Restated Certificate of Incorporation filed as Exhibit 3.2 of the registration statement. Please clarify how these presentations of the voting standard are consistent in a merger context under Delaware law.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 24, and in each instance similar disclosure arises, to clarify that the voting standard applies unless a greater vote is required by applicable law or stock exchange rules. Due to the term “business combination” encompassing multiple types of transactions with different voting standards, the stated voting standard was intended to be the minimum standard that must be satisfied in all instances. We have also revised the Form of Amended and Restated Certificate of Incorporation to conform to the revised disclosure above.

2.	Staff’s Comment: The Form of Support Services Agreement filed as Exhibit 10.8 to the registration statement includes language which states that the services to be provided thereunder will commence on the date the securities of the Company are listed on the New York Stock Exchange. The Company’s disclosure in the registration statement and other exhibits states that the securities will be listed on Nasdaq. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the Form of Support Services Agreement accordingly to replace the reference to the New York Stock Exchange with the correct reference to Nasdaq.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Rosecliff Acquisition Corp I

Michael Murphy

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Griffin Drake